700 West 47th Street, Suite 1000 Kansas City, MO 64112 (816) 753-1000 Facsimile: (816) 753-1536 www.polsinelli.com
Marc Salle (816) 360-4137 msalle@polsinelli.com

November 5, 2009

VIA E-MAIL AND EDGAR

livingstonj@sec.gov
lama@sec.gov

Jessica Livingston, Esq. Staff Attorney Alicia Lam, Esq. Staff Attorney Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

RE:	Freedom Financial Group, Inc.
Amendment No. 1 to Schedule 14A
Filed October 22, 2009
File No. 000-51286

Dear Ms. Livingston and Ms. Lam:

We respectfully enclose a copy of the proposed definitive proxy statement revised as we discussed during our telephone conversation on November 5, 2009, blacklined to show the changes made.  The Company is in the process of Edgarizing this cover letter and the attached proposed definitive proxy statement and will file it as soon as possible.

Supplementally, please note that the Company has received a verbal consent from its auditors to the inclusion of the financials as Appendix D to the proxy statement and will obtain a signed consent.

Jessica Livingston, Esq.
November 5, 2009

As we have discussed, the Company must make the proxy statement available to stockholders by no later than Monday, November 9 in order to provide 20 days notice of the meeting to the stockholders as required by law.  Accordingly, the Company would be most grateful if you could advise us by the close of business on Thursday, November 5, whether you have any further comments on the proxy statement and will consent to the Company filing a final proxy statement reflecting your comments in lieu of a further amendment to the preliminary.  If we do not receive your consent to file the final proxy statement by the close of business on Thursday, November 5, the Company will be required to move the date of the stockholder meeting and the mailing date in order to satisfy its obligation to provide sufficient notice to its stockholders.  The Company must obtain stockholder approval before the Asset Sale is closed and must close the Asset Sale in order to pay off the ReMark Loan by the expiration of the forbearance period.  Your sensitivity to and accommodation of these exigencies is greatly appreciated.

Thank you very much.  Please contact Amy Abrams, 816.572.4654, aabrams@polsinelli.com, or me at 816.360.4137, msalle@polsinelli.com, with any questions or further comments.

Sincerely,

/s/ Marc Salle
Marc Salle

MAS:lld
Enc.

cc:	Jerry Fenstermaker
Kevin Maxwell
Thomas J. O’Neal, Esq.
Jacob W. Bayer, Jr., Esq.
Amy C. Hornbeck Abrams, Esq.